Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (April 29, 2016) – Norbord Inc. (TSX and NYSE: OSB) announced results from its 2016 annual meeting of shareholders held earlier today. All of the eight nominees listed in the Corporation’s Management Proxy Circular dated March 2, 2016 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	60,823,320	86.51	9,480,673	13.49
Pierre Dupuis	65,107,421	92.61	5,196,572	7.39
Paul E. Gagné	70,008,235	99.58	295,758	0.42
J. Peter Gordon	61,193,886	87.04	9,110,107	12.96
Paul A. Houston	70,010,940	99.58	293,053	0.42
J. Barrie Shineton	61,549,332	87.55	8,754,661	12.45
Denis A. Turcotte	69,999,910	99.57	304,083	0.43
Peter C. Wijnbergen	61,923,887	88.08	8,380,106	11.92

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

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